EXHIBIT 1.01

Hillenbrand, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

This is the conflict minerals report of Hillenbrand, Inc. (“Hillenbrand,” “we,” “us” and “our”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Rule imposes reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products. As used herein, the term “conflict minerals” includes columbite-tantalite, cassiterite, gold, wolframite, and their derivatives tantalum, tin and tungsten.

Company and Product Overview

Hillenbrand is a global diversified industrial company that makes and sells premium business-to-business products and services for a wide variety of industries. Hillenbrand has two operating segments: the Process Equipment Group and Batesville®. The Process Equipment Group has multiple market-leading brands of process and material handling equipment and systems serving a wide variety of industries across the globe. Batesville is a recognized leader in the North American death care industry.

The Process Equipment Group designs, engineers, manufactures, markets, and services differentiated process and material handling equipment and systems for a wide variety of industries, including plastics, processed food, chemicals, potash, industrial minerals, power generation, and coal mining. The Processing Equipment Group’s products include compounding, extrusion and material handling equipment, crushers and sizing equipment, screening and separating equipment, and replacement parts.

Batesville® is a recognized leader in the North American death care industry, where it has been designing, manufacturing, distributing, and selling funeral service products and solutions to licensed funeral directors operating licensed funeral homes for more than 100 years. Batesville-branded products include burial caskets; cremation caskets, containers, urns, and cremation vaults; selection room display fixturing for funeral homes; personalization and memorialization products and services; and web-based applications that include funeral planning, website products, and back office software for licensed funeral homes. Batesville also develops and markets comprehensive operational management software solutions for cemeteries under the HMIS® brand.

The products of the Process Equipment Group and Batesville® are covered by this report.

1.	Reasonable Country of Origin Inquiry

1.1.	Design of RCOI
We have determined that some of the products described above contain conflict minerals necessary to the functionality or production of those products. As a result, we conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the necessary conflict minerals contained in our products manufactured in 2014 originated in the Democratic Republic of the Congo or any adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources.

We are a purchaser of materials and parts and are many steps downstream in the minerals supply chain from raw mineral sourcing, smelters, and refiners. We do not purchase raw ore or unrefined conflict minerals and do not purchase materials or parts from the Covered Countries. Thus, we rely on the information provided by our direct suppliers to determine the origin of the conflict minerals contained in the parts and materials supplied to us, including the conflict minerals provided to our suppliers from sub-tier suppliers.

Our RCOI was reasonably designed and conducted in good faith and included the following steps:

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We identified the suppliers of materials and parts incorporated into our manufactured products during 2014 to determine whether conflict minerals were included in those materials or parts and, if so, whether those minerals were necessary to the functionality or production of those products. This process included reviewing product specifications, content data forms, codes assigned to product parts, bills of materials and other relevant documentation.

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We sent a survey (in local language, where requested), along with answers to a set of frequently asked questions regarding the Rule, to each supplier of parts and materials included in our products that either we were aware contained conflict minerals necessary to the functionality or production of our products or we could not determine contained conflict minerals. The survey sought information regarding the conflict minerals content of the parts and materials supplied to us, the origin of any such conflict minerals (including whether the conflict minerals were from recycled or scrap material), and the source(s) of the supplier’s materials.

•	We reviewed survey responses from our suppliers and followed up on those that were inconsistent, incomplete, or vague.

•	We followed up with and sent repeated reminders to suppliers who did not respond to our surveys, encouraging them to respond.

•	We periodically updated our inventory and related determinations over the course of 2014 and through the first quarter of 2015 to cover the completed manufacture of new products.

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We utilized detailed spreadsheets organized by our businesses that tracked materials and parts with corresponding suppliers, dates each supplier was surveyed, and dates the responses were received from each supplier.

1.2.	Results of RCOI
Out of the about three thousand five hundred suppliers surveyed as part of our RCOI, a majority of the suppliers confirmed that they do not source conflict minerals from the Covered Countries. In addition, while we did not receive survey responses from all of our suppliers, none of the supplier responses received to date has indicated that the conflict minerals contained in the parts or materials supplied to us originated in the Covered Countries. Further, we have no reason to believe that the suppliers from which we have not received survey responses provide us parts or materials that contain conflict minerals originating in the Covered Countries. However, a limited number of suppliers indicated – on a companywide basis and not specific to any particular part or materials supplied to us – that conflict minerals used by them or their group of companies may have partially originated from Covered Countries and may possibly not have been from recycled or scrap sources. As a result of the RCOI, we were unable to specifically determine the origin of the conflict minerals in our products and confirm whether any of these conflict minerals originated in the Covered Countries. Hillenbrand therefore performed additional due diligence as described below.

2.	Due Diligence Process

2.1.	Design of Due Diligence
Building upon its RCOI efforts, Hillenbrand is designing its due diligence measures to materially conform with the framework of The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for the Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (2013) (the “OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten (the “Supplements”), taking into consideration the circumstances of our individual businesses.

2.2.	Due Diligence Process

2.2.1.	Establish Strong Company Management Systems
Conflict Minerals Policy
Hillenbrand has a Code of Ethical Business Conduct. Hillenbrand and its companies have a proud tradition of conducting our business on a high ethical plane based on honesty, integrity, and fair commercial competition. As a result, the Board of Directors has reaffirmed its strong commitment to ensure that Hillenbrand’s business practices are conducted in accordance with the highest professional, ethical, legal, and moral standards. Our position on conflict minerals will continue to be addressed through a number of different initiatives such as through adding of terms and conditions in our agreements and purchase orders with suppliers and communicating clear expectations with our suppliers relating to sourcing transparency.

Internal Conflict Minerals Team
Hillenbrand has established a cross-functional conflict minerals team, consisting of representatives from our operating companies and members of our legal, supply chain, finance, and audit groups. We conducted periodic team meetings during calendar years 2014 and 2015 to assess the progress of our diligence, to share lessons learned across our supply chain, and to identify steps to strategically improve our due diligence program.

Control Systems and Transparency
Consistent with its Code of Ethical Business Conduct, Hillenbrand regularly performs internal audits and is reviewing appropriate procedures in the context of conflict minerals. The conflict minerals team and our businesses have clearly communicated internally responsibilities for the conflict minerals due diligence.

Supplier Engagement
Hillenbrand engaged suppliers as part of its RCOI and due diligence processes. Additionally, Hillenbrand is working on specific conflict minerals terms to be used in relation to selected supplier relationships and on establishing an ongoing dialogue with suppliers through even stronger and more frequent engagement with them.

Grievance Mechanism
For addressing concerns and violations of its Code of Ethical Business Conduct, Hillenbrand has long-established Ethics Committees as well as a long-standing Code of Ethics and Compliance Help Line. As part of its ongoing due diligence processes, Hillenbrand has established a mechanism directing the conflict minerals team to adequately communicate findings at regular team meetings.

Maintain Records
As part of its conflict minerals process, Hillenbrand’s conflict minerals team has established a record retention procedure, which requires retention of conflict minerals related information and correspondence.

2.2.2.	Identify and Assess Risk in the Supply Chain
Hillenbrand performed an assessment of its products to determine the components and/or raw materials most likely to contain conflict minerals, selected suppliers for surveying, and used a detailed survey template and supplementing documentation for surveying suppliers. Survey results were reviewed and analyzed by the conflict minerals team, including in periodic team meetings during 2014 and 2015.

2.2.3.	Design and Implement a Strategy to Respond to Risks
We are continuing to analyze all of the findings and learnings of RCOI and are continuing to design our due diligence to include different risk management approaches tailored to each of our individual businesses.

Information gathered from Hillenbrand’s due diligence process is summarized and reported to senior management. Any actual and potential risks identified in the RCOI and the due diligence are reported to and monitored by the dedicated conflict minerals team.

2.2.4.	Carry out Independent Third Party Audit of Supply Chain Due Diligence as Identified Points in the Supply Chain
Hillenbrand does not have direct relationships with the smelters and refiners in its supply chain, nor do we perform direct audits of the entities that may provide our supply chain with conflict minerals. However, we do rely upon industry efforts to influence smelters and refiners to undergo auditing and become certified, e.g., through the Conflict Free Sourcing Initiative’s (“CFSI”) program.

2.2.5.	Report on Supply Chain Due Diligence
This report is Hillenbrand’s annual report on its conflict minerals due diligence, is filed along with Form SD with the Securities and Exchange Commission (the “SEC”), and is publicly available on Hillenbrand’s website at http://ir.hillenbrandinc.com/investor-relations/financial-reports/sec-filings/default.aspx.

2.3.	Due Diligence Results
Generally, we obtained responses from the suppliers that were surveyed by us in relation to conflict minerals. However, our suppliers are also several tiers away from the origin of and smelters of their raw materials and are thus facing comparable challenges in performing due diligence. In many cases, the information received by our suppliers was inconclusive, including unclear chain of custody of conflict minerals in relation to our products, and offered incomplete origin and smelter information. We were therefore unable to determine the origin of the conflict minerals reported by our suppliers and whether or not the sourcing was conflict-free. We expect to be in a position to present more information regarding the origin and the names of smelters and refiners in future reports as suppliers continuously improve the quality of their due diligence information and as transparency increases within the overall supply chain.

3.	Steps to be Taken to Mitigate Risk
Hillenbrand intends to take the following steps to improve its due diligence process:

•	Continue the process of integrating conflict minerals provisions in arrangements with suppliers, as appropriate.

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Integrate unique conflict minerals identification processes into our businesses’ ERP systems, as appropriate, to identify and track conflict minerals information systematically and quicker than before.

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Engage with suppliers more frequently in order to raise awareness in relation to conflict minerals, our due diligence, and the CFSI, as well as to understand which risks our suppliers have identified in relation to conflict minerals in their supply chains and the strategies they are developing to respond to such risks.

•	Identify further opportunities for our businesses to participate in industry-wide conflict minerals initiatives.

•	Develop internal communication to further increase awareness and transparency of conflict minerals issues beyond the conflict minerals team.

•	Consider the development of conflict minerals policies within our businesses.

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In the event that Hillenbrand determines there is a reasonable possibility that conflict minerals necessary to the functionality or production of our products may directly or indirectly benefit armed groups, it will determine an appropriate response, depending upon the facts and circumstances, including the potential suspension or termination of the relevant supplier relationship.

We recognize that due diligence is a continuous process that necessitates on-going monitoring and adjustments. Hillenbrand will reassess implemented risk mitigation strategies and may refine or adapt current strategies to ensure appropriate risk mitigation.

This Conflict Minerals Report was not subject to an independent private sector audit for calendar year 2014.